SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  Nelnet, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  64031N 10 8
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                                 (CUSIP Number)

                                   12/31/2004
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 64031N 10 8
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Butterfield, Stephen F

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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        4,231,285(3) (1)

    (6) Shared voting power:
        2,148,656(2)(3)

    (7) Sole dispositive power:
        4,231,285(1)(3)

    (8) Shared dispositive power:
        2,148,656(2)(3)

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(9) Aggregate amount beneficially owned by each reporting person.

    6,379,941(3)
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     13.8 (3)%
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(12) Type of reporting person (see instructions).

     IN    HC
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(1) Represents 4,231,285 shares of Class B common stock (which are convertible into the same number of shares of Class A common stock at the option of the holder at any time) directly held by Mr. Butterfield. Such number of shares of Class B common stock reflects a distribution by the Grantor Retained Annuity Trust discussed in footnote (2) below of 38,035 shares of Class B common stock to Mr. Butterfield during 2004. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the issuer's shareholders.

        (2) This amount includes 561,965 shares of Class B common stock (which is convertible into Class A common stock on a one-for-one basis at the option of the holder at any time) held in a Grantor Retained Annuity Trust on behalf of Mr. Butterfield, which reflects a distribution by the Trust of 38,035 shares of Class B common stock to Mr. Butterfield during 2004. This amount also includes 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc., of which Mr. Butterfield is a director and president and owns 50.0% of the outstanding voting stock. Mr. Butterfield disclaims beneficial ownership of the shares owned by Union Financial Services, Inc., except to the extent of his pecuniary interest therein. This amendment is filed solely to reflect the changes in the respective numbers of shares beneficially owned as a result of the distribution of 38,035 shares of Class B common stock from the Grantor Retained Annuity Trust to Mr. Butterfield during 2004.
        There was no change in the aggregate amount of shares beneficially owned by Mr. Butterfield.

        (3) All amounts are as of February 15, 2005, which was the date used to compute beneficial ownership for purposes of disclosure in the issuer's proxy statement dated April 25, 2005 for its 2005 annual meeting of shareholders. Such amounts include changes as of December 31, 2004 in the amounts reported in the reporting person's previous filing on this Schedule.

Page 2 of 4 Pages

Item 1(a). Name of Issuer:

           Nelnet, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           121 South 13th Street
           Suite 201
           Lincoln, Nebraska 68508

Item 2(a). Name of Person Filing:

           Butterfield, Stephen F

Item 2(b). Address or Principal Business Office or, If None, Residence:

           121 South 13th Street
           Suite 201
           Lincoln, Nebraska 68508

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           Class A Common Stock

Item 2(e). CUSIP No.:

           64031N 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        6,379,941(3)

    (b) Percent of class:
        13.8 (3)%

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              4,231,285(3)

        (ii)  Shared power to direct the vote
              2,148,656(2)(3)

        (iii) Sole power to dispose or direct the disposition of 4,231,285(1)(3)

        (iv) Shared power to dispose or direct the disposition of 2,148,656(2)(3)

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certifications

         N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Stephen F. Butterfield

Date: 09/06/2005                      /s/ William J. Munn
                                      Name:  William J. Munn
                                      Title: Attorney-in-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 4 of 4 Pages